1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 30, 2020

VIA EDGAR

Ms. Lisa Larkin

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-224664; 811-22990)

Dear Ms. Larkin and Ms. Hamilton:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically, relating to Post-Effective Amendment No. 3 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 16 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on June 17, 2020. Undefined capitalized terms used below have the same meaning as given in the Registration Statement. The responses below will be incorporated in a post-effective amendment to the Fund’s registration statement filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended.

PROSPECTUS:

1.	Comment: On the Cover Page of the Prospectus, please add a cross reference to the discussion in the Prospectus of the Fund’s use of leverage.

Response: The Fund has revised the disclosure on the Cover page of the Prospectus consistent with the Staff’s comment.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

2.	Comment: The Fund states that that the “Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors.” Please supplementally provide a description of when the investment minimum could be waived or reduced for certain investors.

Response: The disclosure that the Staff references is contained on the Cover Page of the Prospectus, as well as on page 30. The Fund notes that it provides the following description of instances in which the investment minimum may be waived on page 66 of the Prospectus: “The Distributor and/or a Selling Agent may, at its discretion, waive the sales load for the purchase of Class A Shares of the Fund by or on behalf of: (i) purchasers for whom the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, and any affiliates of the Distributor or the Adviser; (iii) Trustees and retired Trustees of the Fund (including spouses, children, and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (v) Selling Agents and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser or an affiliated company distributes; and (ix) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Adviser, Distributor, and any affiliates of the Adviser or Distributor in amounts that, if combined with the new order for Shares of the Fund, may qualify the purchaser for a lesser sales load (or a complete waiver of the sales load).” The Fund has updated its disclosure on the Cover Page and page 30 of the Prospectus to include a cross reference to this discussion.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

3.	Comment: On the Cover Page of the Prospectus, if applicable, please note that the amount of distributions that the company may pay, if any, is uncertain and that it may pay distributions, in significant part, unrelated to the company’s performance, and the sources of such distributions may include offering proceeds, borrowings, fee and expense waivers or a return of capital.

Response: On page 11 of the Prospectus, the Fund discloses that it makes distributions annually, not periodically, representing “substantially all of the net investment income and net capital gains, if any, earned each year.” The Fund would not be required to make any distributions if it did not receive distributions of net investment income and/or net capital gains and, therefore, it has not made any distributions that represented a return of capital or that included offering proceeds, borrowings or fee and expense waivers during its five year operating history. The Fund does not hold itself out as an income-producing investment and notes in the Prospectus that it “is not a suitable investment for any investor who requires regular dividend income.” The Fund makes annual distributions for the purpose of complying with the requirements to qualify as a regulated investment company under the Internal Revenue Code. Accordingly, the Fund respectfully declines to revise the Prospectus disclosure in connection with the Staff’s comment.

4.	Comment: In the Summary of Terms, subsection, “The Fund”, please explain the Fund’s use of the word “generally” in the following sentence: “These Investment Funds generally are unaffiliated with, and not related to, the Fund or the Adviser.”

Response: The Fund has removed the word “generally” from the sentence above consistent with the Staff’s comment.

5.	Comment: In the “Secondary Investments” subsection, the Prospectus states that a “seller of a private equity investment sells not only the investments in the fund, but also its remaining unfunded commitments to the fund.” If the Fund will have unfunded commitments please represent that you reasonably believe that your assets will provide adequate coverage to allow you to satisfy your unfunded commitments and a general explanation supporting such belief.

Response: The Fund represents that it reasonably believes that its assets provide adequate coverage to allow the Fund to satisfy all of its unfunded commitments. The bases for the Fund’s belief are primarily (i) the Fund’s holdings of cash and cash equivalents; (ii) distributions that the Fund expects to receive from existing investments over time; and (iii) the Fund’s ability to draw on its revolving credit facility.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

6.	Comment: In the “Primary Investments” subsection, please consider whether the Fund needs to update the disclosure that the “Adviser believes that most private equity fund sponsors raise new funds only every four to six years,” following the emergence of the coronavirus pandemic.

Response: The Fund has reviewed the above disclosure in the Prospectus and concluded that it remains accurate.

7.	Comment: In the “Direct investments” section, please explain how the “Co-Investment Opportunities” mentioned will comply with Section 17 of the 1940 Act.

Response: The investments described in the “Direct Investments” section of the Prospectus refer to the Fund’s co-investment in private equity investment opportunities alongside other, non-affiliated private equity funds or their sponsors, which should not give rise to Section 17 concerns.

8.	Comment: With respect to the “Investment Opportunities” subsection, the Staff notes the Fund may invest in “mezzanine” debt. Please disclose whether the Fund will invest in covenant-lite loans and the extent to which it will do so and consider including risk disclosure related to covenant-lite loans.

Response: The Fund may have exposure to mezzanine debt through its investment in underlying Investment Funds, certain of which may be covenant-lite loans. The Fund has revised the risk disclosure in the Prospectus consistent with the Staff’s comment to note the risks associated with mezzanine loans that have less restrictive covenants.

9.	Comment: To the extent known, please discuss how the creditworthiness of the Fund’s or the underlying Investment Funds’ CLO investments have changed since early March 2020 and whether any securities underlying the CLOs have been downgraded or are in default. If a lack of downgrade or default is attributable to government support please disclose the extent of such government support in the Prospectus.

Response: The Fund notes that it has no direct investments in CLOs, though it may have exposure to CLOs indirectly to the extent an underlying Investment Fund holds CLO securities. The Fund is not aware of any indirect investments in CLOs that have been downgraded, are in default or that have accepted government support.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

10.	Comment: The “Investment Program Risks” subsection references the market downturn in 2007. Please consider updating this statement, if applicable.

Response: The Fund has revised the disclosure in the “Investment Program Risks” section of the Prospectus consistent with the Staff’s comment.

11.	Comment: The “Summary of Fees and Expenses” section of the Prospectus states that the Fund’s Class A Shares are subject to a Distribution and Servicing Fee of 0.55%. Please supplementally confirm the fees for the Fund’s Class A shares comply with FINRA Rule 2341.

Response: The Fund has confirmed that the service fees paid for Class A shares comply with FINRA Rule 2341. The Fund notes that a portion of the Class A Shares’ Distribution and Servicing Fee compensates intermediaries for services other than those described in the definition of “service fees” in FINRA Rule 2341.

12.	Comment: Footnote 6 of the “Summary of Fees and Expenses” table lists a number of “Specified Expenses” that are not covered by the Expense Limitation and Reimbursement Agreement. Please explain what expenses are included in the Expenses Limitation and Reimbursement Agreement.

Response: The Fund notes that the “Fund Expenses” section of the Prospectus provides a detailed list of expenses borne by the Fund. Aside from those items expressly identified as “Specified Expenses” in Footnote 6 of the “Summary of Fees and Expenses” table, each of these expenses is included in the Expenses Limitation and Reimbursement Agreement.

13.	Comment: Given the recent market turmoil, has the Fund considered any impacts on the fee table that would require updates?

Response: The Fund has updated the fee table to reflect the fees and expenses expected to be incurred by the Fund during the current fiscal year.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

14.	Comment: Please confirm that the fee table reflects the expenses of the Fund’s wholly-owned subsidiary.

Response: The Fund confirms that the fee table reflects the expenses of the Fund’s wholly-owned subsidiary.

15.	Comment: Please confirm the fee for the Fund’s Class A shares, as reflected in the fee table. The Staff’s calculations yield a different result.

Response: The Fund has reviewed this information and updated the fee table accordingly.

16.	Comment: The Fund’s financial statements for the period ended March 31, 2020, reflect a different expense ratio for Class I and Class M2. However, the fee table shows Class I and Class M2 as having the same expense ratio. Please explain this discrepancy.

Response: Consistent with the Fund’s disclosure and the requirements of Form N-2, the expense ratio shown in the fee table is based on the estimated expenses for the current fiscal year.  In the prior fiscal year, the actual expense ratios, which are reflected in the financial statements, shows a slight divergence between the expense ratio for Class I and Class M2 as a result of variations in how expenses are booked over the course of the year (i.e., on a quarterly basis instead of an annual basis). However, the Fund believes the expense ratios presented in the fee table are an accurate estimate for the current fiscal year, consistent with the requirements of Form N-2.

17.	Comment: Please discuss the Fund’s method for accounting for offering costs and cite relevant accounting guidance in your response.

Response: Significant offering costs incurred directly by the Fund will be accounted for as a deferred charge and will be amortized over 12 months on a straight-line basis, consistent with ASC-946-20-25-6.

18.	Comment: In accordance with General Instruction 6 to Item 3 of Form N-2, please state that the “other expenses” reflected in the fee table are estimated for the current fiscal year.

Response: The Fund has revised the disclosure in the Prospectus consistent with the Staff’s comment.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

19.	Comment: Please confirm the fee for the Fund’s Class I and Class M2 expense examples. The Staff’s calculations yield a different result.

Response: The Fund has reviewed this information and updated the fee table accordingly.

20.	Comment: Please confirm that all filings incorporated by reference in the Registration Statement will be hyperlinked in compliance with FAST Act requirements.

Response: The Fund has revised the disclosure to hyperlink all filings incorporated by reference in compliance with the FAST Act.

21.	Comment: Please disclose if the investment objective of the Fund may be changed by the Board of Trustees without a vote of the Shareholders of the Fund.

Response: The Fund has revised the disclosure in the Prospectus to note that the Board of Trustees may change the investment objective of the Fund without a vote of the Shareholders.

22.	Comment: Please discuss whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure in the Prospectus about the consequences to common shareholders of the issuance of preferred shares, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response: The Fund does not currently intend to offer preferred shares within 12 months of effectiveness of the registration statement.

23.	Comment: Please include a table of the Fund’s outstanding securities in the Prospectus in accordance with Item 10.5 of Form N-2.

Response: The Fund has revised the Prospectus to include a table with the Fund’s outstanding securities in accordance with Item 10.5 of Form N-2.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

24.	Comment: Please revise the “Repurchase Threshold” subsection of the Prospectus to confirm that shares are repurchased at the net asset value calculated on the date on which the Fund accepts the purchase.

Response: The Fund has revised the disclosure in the “Repurchase Threshold” subsection of the Prospectus consistent with the Staff’s comment.

25.	Comment: In the “Plan of Distribution” section of the Prospectus, please clarify the nature of the Fund’s distribution arrangements (i.e., best efforts etc.) in accordance with the requirements of Item 5.1.d of Form N-2.

Response: The Fund has revised the disclosure in the “Plan of Distribution” section of the Prospectus consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION:

1.	Comment: In the “Mandatory Redemptions” subsection please revise the Fund’s disclosure to clarify that any mandatory redemptions will be handled in accordance with Rule 23c-2 under the 1940 Act.

Response: The Fund has revised the disclosure in the “Mandatory Redemptions” subsection of the Statement of Additional Information consistent with the Staff’s comment.

2.	Comment: Please include the disclosure required by Instruction 3 to Item 18.1 of Form N-2 in the disclosure related to the Fund’s trustees.

Response: The Fund has revised the disclosure relating to the Fund’s trustees consistent with the requirements of Instruction 3 to Item 18.1 of Form N-2.

3.	Comment: Please include the Accession Number for the financial statements incorporated by reference into the Fund’s Statement of Additional Information.

Response: The Fund has revised the disclosure to include the Accession Number for all financial statements incorporated by reference.

Ms. Lisa Larkin

Ms. Lauren Hamilton

July 30, 2020

*                      *                      *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:       Joel Kress, Pomona Investment Fund